August 8, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Tetyana Aldave

Re:	Mesa Air Group, Inc.
Registration Statement on Form S-1
File No. 333-226173

Dear Ms. Aldave:

Mesa Air Group, Inc. hereby notifies the Securities and Exchange Commission that, in connection with the above-referenced Registration Statement, it hereby withdraws its previous request for acceleration of the effective date of the above-referenced Registration Statement by letter dated August 6, 2018.

Thank you for your assistance. Should you have any questions, please contact Gregory R. Hall of DLA Piper LLP (US) at (480) 606-5128, or his colleague Kevin Criddle at (480) 606-5129.

Very truly yours,

Mesa Air Group, Inc.

/s/ Jonathan G. Ornstein
Jonathan G. Ornstein
Chairman and Chief Executive Officer